UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name:	Ana Graciela de Méndez
Title:	CFO

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V.., Y BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION	30 DE ABRIL 2018
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2017 A FEBRERO 2018
(En Miles de Balboas) *

	Variación		2017	2018
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	123,713.93	18.52	668,177.98	695,545.34	791,891.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	-931.36	-19.54	4,765.36	3,593.90	3,834.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-931.36	-19.54	4,765.36	3,593.90	3,834.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	124,645.28	18.79	663,412.62	691,951.44	788,057.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-150,354.72	-22.66	663,412.62	541,951.44	513,057.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	275,000.00	0.00	0.00	150,000.00	275,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	109,014.41	2.01	5,426,929.46	5,685,642.87	5,535,943.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-32,704.87	-8.42	388,189.95	370,176.21	355,485.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	122,767.45	2.39	5,135,728.28	5,393,503.60	5,258,495.73	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	-18,951.82	-19.54	96,988.76	78,036.94	78,036.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	74.34	1.89	3,935.39	4,009.73	4,009.73	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-19,026.16	-20.45	93,053.37	74,027.21	74,027.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	-298.62	-0.31	95,770.57	95,698.16	95,471.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-36.83	-0.20	18,436.62	18,419.22	18,399.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-284.79	-0.37	77,530.51	77,452.20	77,245.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	-23.00	-11.70	196.55	173.27	173.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-0.42	-0.41	102.43	102.00	102.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-22.57	-23.98	94.12	71.27	71.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	27,612.51	33.30	82,913.86	95,197.23	110,526.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	4,876.90	11.61	41,999.29	42,622.27	46,876.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	22,735.61	55.57	40,914.57	52,574.96	63,650.18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	260,042.23	4.14	6,273,791.88	6,572,083.60	6,533,834.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	272,876.31	9.32	2,928,844.45	3,427,801.19	3,201,720.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-96,153.93	-17.93	536,329.90	496,493.19	440,175.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-257.92	-0.13	200,316.39	200,944.61	200,058.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-257.92	-81.52	316.39	944.61	58.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	200,000.00	200,000.00	200,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-95,896.01	-28.54	336,013.51	295,548.58	240,117.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-95,896.01	-28.54	336,013.51	295,548.58	240,117.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	369,030.25	15.42	2,392,514.55	2,931,308.00	2,761,544.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-87,789.09	-47.39	185,255.00	79,899.86	97,465.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	423.57	79.84	530.51	1,340.81	954.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-88,212.66	-47.75	184,724.50	78,559.05	96,511.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	456,819.34	20.70	2,207,259.55	2,851,408.14	2,664,078.88	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	48,341.66	59.52	81,216.87	194,779.91	129,558.53	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	408,477.68	19.21	2,126,042.68	2,656,628.23	2,534,520.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	-13,468.96	-0.61	2,211,566.62	2,018,464.29	2,198,097.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-13,468.96	-0.61	2,211,566.62	2,018,464.29	2,198,097.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	742.36	0.92	81,016.65	80,758.51	81,759.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-909.50	-4.92	18,473.17	19,004.55	17,563.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	1,651.87	2.64	62,543.48	61,753.96	64,195.34	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	-107.49	-0.01	1,052,364.15	1,045,059.62	1,052,256.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	478.16	0.14	336,534.54	336,879.12	337,012.70	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	15,985.01	13.79	115,929.35	129,423.99	131,914.35	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Provisiones Dinámicas	1,364.30	1.27	107,391.89	107,391.89	108,756.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	14,620.71	171.25	8,537.46	22,032.10	23,158.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	56,265.00	13.47	417,736.17	475,369.32	474,001.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-72,834.07	-83.76	86,959.89	8,127.59	14,125.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	-1.59	26.68	-5.95	49.44	-7.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	260,042.23	4.14	6,273,791.88	6,572,083.60	6,533,834.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO	30 DE ABRIL 2018
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2017 A FEBRERO 2018
(En Miles de Balboas) *

	2017	2018
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	225,942.04	19,323.22	18,070.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	37,393.39
Préstamos	213,482.61	18,193.23	16,966.22	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	35,159.45
Depósitos	9,967.73	918.85	919.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,838.09
Inversiones	2,491.70	211.14	184.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	395.86
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	106,322.94	10,162.10	9,766.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	19,928.33
Intereses Pagados	106,264.34	10,152.43	9,761.64	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	19,914.08
Comisiones	58.60	9.67	4.58	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	14.25
Ingreso Neto de Intereses	119,619.09	9,161.12	8,303.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	17,465.06
Otros Ingresos	187,102.90	21,827.92	9,319.88	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	31,147.80
Comisiones	17,544.82	1,089.59	965.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,054.71
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	169,558.08	20,738.34	8,354.76	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	29,093.09
Ingresos de Operaciones	306,722.00	30,989.04	17,623.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	48,612.86
Egresos Generales	210,063.23	22,714.24	11,470.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	34,184.30
Gastos Administrativos	27,983.12	1,400.78	1,890.84	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,291.62
Gastos Generales	7,110.96	293.03	400.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	693.50
Gastos de Depreciación	2,074.64	141.84	262.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	403.99
Otros Gastos	172,894.51	20,878.59	8,916.60	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	29,795.19
Utilidad antes de Provisiones	96,658.76	8,274.80	6,153.75	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	14,428.55
Provisiones por Cuentas Malas	9,698.87	147.21	155.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	302.73
Utilidad del Periodo	86,959.89	8,127.59	5,998.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	14,125.82

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET	30 DE ABRIL 2018
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2017 - FEBRERO 2018
(In Thousand Balboas) *

	Absolute		2017	2018
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	123,713.93	18.52	668,177.98	695,545.34	791,891.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	-931.36	-19.54	4,765.36	3,593.90	3,834.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-931.36	-19.54	4,765.36	3,593.90	3,834.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	124,645.28	18.79	663,412.62	691,951.44	788,057.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-150,354.72	-22.66	663,412.62	541,951.44	513,057.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	275,000.00	0.00	0.00	150,000.00	275,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	109,014.41	2.01	5,426,929.46	5,685,642.87	5,535,943.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-32,704.87	-8.42	388,189.95	370,176.21	355,485.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	122,767.45	2.39	5,135,728.28	5,393,503.60	5,258,495.73	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	-18,951.82	-19.54	96,988.76	78,036.94	78,036.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	74.34	1.89	3,935.39	4,009.73	4,009.73	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-19,026.16	-20.45	93,053.37	74,027.21	74,027.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	-298.62	-0.31	95,770.57	95,698.16	95,471.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-36.83	-0.20	18,436.62	18,419.22	18,399.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-284.79	-0.37	77,530.51	77,452.20	77,245.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	-23.00	-11.70	196.55	173.27	173.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-0.42	-0.41	102.43	102.00	102.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-22.57	-23.98	94.12	71.27	71.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	27,612.51	33.30	82,913.86	95,197.23	110,526.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	4,876.90	11.61	41,999.29	42,622.27	46,876.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	22,735.61	55.57	40,914.57	52,574.96	63,650.18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	260,042.23	4.14	6,273,791.88	6,572,083.60	6,533,834.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITS	272,876.31	9.32	2,928,844.45	3,427,801.19	3,201,720.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-96,153.93	-17.93	536,329.90	496,493.19	440,175.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-257.92	-0.13	200,316.39	200,944.61	200,058.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-257.92	-81.52	316.39	944.61	58.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	200,000.00	200,000.00	200,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-95,896.01	-28.54	336,013.51	295,548.58	240,117.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-95,896.01	-28.54	336,013.51	295,548.58	240,117.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	369,030.25	15.42	2,392,514.55	2,931,308.00	2,761,544.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-87,789.09	-47.39	185,255.00	79,899.86	97,465.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	423.57	79.84	530.51	1,340.81	954.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-88,212.66	-47.75	184,724.50	78,559.05	96,511.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	456,819.34	20.70	2,207,259.55	2,851,408.14	2,664,078.88	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	48,341.66	59.52	81,216.87	194,779.91	129,558.53	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	408,477.68	19.21	2,126,042.68	2,656,628.23	2,534,520.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	-13,468.96	-0.61	2,211,566.62	2,018,464.29	2,198,097.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-13,468.96	-0.61	2,211,566.62	2,018,464.29	2,198,097.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	742.36	0.92	81,016.65	80,758.51	81,759.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-909.50	-4.92	18,473.17	19,004.55	17,563.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	1,651.87	2.64	62,543.48	61,753.96	64,195.34	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	-107.49	-0.01	1,052,364.15	1,045,059.62	1,052,256.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	478.16	0.14	336,534.54	336,879.12	337,012.70	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	15,985.01	13.79	115,929.35	129,423.99	131,914.35	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dynamic Provision	1,364.30	1.27	107,391.89	107,391.89	108,756.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	14,620.71	171.25	8,537.46	22,032.10	23,158.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	56,265.00	13.47	417,736.17	475,369.32	474,001.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-72,834.07	-83.76	86,959.89	8,127.59	14,125.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	-1.59	26.68	-5.95	49.44	-7.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	260,042.23	4.14	6,273,791.88	6,572,083.60	6,533,834.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

INCOME STATEMENT	30 DE ABRIL 2018
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2017 - FEBRERO 2018
(In Thousand Balboas) *

	2017	2018
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	225,942.04	19,323.22	18,070.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	37,393.39
Loans	213,482.61	18,193.23	16,966.22	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	35,159.45
Deposits	9,967.73	918.85	919.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,838.09
Investments	2,491.70	211.14	184.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	395.86
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	106,322.94	10,162.10	9,766.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	19,928.33
Interest	106,264.34	10,152.43	9,761.64	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	19,914.08
Commissions	58.60	9.67	4.58	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	14.25
Net Interest Income	119,619.09	9,161.12	8,303.94	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	17,465.06
Other Income	187,102.90	21,827.92	9,319.88	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	31,147.80
Commissions	17,544.82	1,089.59	965.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,054.71
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	169,558.08	20,738.34	8,354.76	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	29,093.09
Operating Income	306,722.00	30,989.04	17,623.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	48,612.86
Operating Expenses	210,063.23	22,714.24	11,470.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	34,184.30
Administrative expenses	27,983.12	1,400.78	1,890.84	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,291.62
General expenses	7,110.96	293.03	400.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	693.50
Depreciation	2,074.64	141.84	262.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	403.99
Other expenses	172,894.51	20,878.59	8,916.60	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	29,795.19
Net Income before provision for loan losses	96,658.76	8,274.80	6,153.75	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	14,428.55
Provision for loan losses	9,698.87	147.21	155.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	302.73
Net Income	86,959.89	8,127.59	5,998.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	14,125.82

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).